1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated Jan. 10, 2008

Chunghwa Telecom Co., Ltd.

(Translation of Registrant's Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      X       Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No      X

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2008/01/10

Chunghwa Telecom Co., Ltd.

By:	/s/ Joseph C.P. Shieh
Name:	Joseph C.P. Shieh
Title:	Senior Vice President CFO

Exhibit

Exhibit	Description
1. Announcement on 2007/12/13 :	The Company procures FS-JF-LAP Cables, etc. from Walsin Lihwa Corporation.

2. Announcement on 2007/12/14 :	Chunghwa signs MOU with Palau National Communications

3. Announcement on 2007/12/14 :	Explanation of the report about CHT contracting to construct the fiber network in the Farglory-Taipei Egg

4. Announcement on 2007/12/19 :	The business spokesperson of the Company retired

5.Announcement on 2007/12/25 :	Major resolutions approved by the 7th Meeting of the 5th Term Board of Directors

6. Announcement on 2008/01/10 :	Dec. 2007 sales

EXHIBIT 1

The Company procures FS-JF-LAP Cables, etc. from Walsin Lihwa Corporation

Date of events: 2007/12/13

Contents:

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): TFS-JF-LAP Cables etc.

2.Date of the occurrence of the event: 2006/12/14~2007/12/13

3.Transaction volume (e.g. XX square meters, equivalent to XX p'ing), unit price, total transaction price: Totaled NT$805,419,500

4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):Walsin Lihwa Corporation.

5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: N/A

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A

8.Terms of delivery or payment (including payment period and monetary amount):In accordance with the contract.

9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with the ”Procurement Management Rules of Chunghwa Telecom”

10.Name of the professional appraisal institution and its appraisal amount: N/A

11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: None

12.Is the appraisal report price a limited price or specific price?: N/A

13.Has an appraisal report not yet been obtained?: No

14.Reason an appraisal report has not yet been obtained: N/A

15.Broker and broker's fee: None

16.Concrete purpose or use of the acquisition or disposition: Maintenance service for Telecom equipment

17.Do the directors have any objection to the present transaction?: None

18.Any other matters that need to be specified: None

EXHIBIT 2

Chunghwa signs MOU with Palau National Communications

Date of events: 2007/12/14

Contents:

1.Date of occurrence of the event: 2007/12/14

2.Counterparty to the contract: Palau National Communications Corporation (PNCC)

3.Relationship to the Company: None

4.Starting and ending dates or rescission date: 2007/12/14~2008/12/13

5.Major content (not applicable where rescinded): To enhance telecom services in Palau

6.Restrictive covenants (not applicable where rescinded): None

7.Effect on company finances and business (not applicable where rescinded): None

8.Concrete purpose/objective (not applicable where rescinded): Exchanging experiences on telecommunications network technology

9.Any other matters that need to be specified: None

EXHIBIT 3

Explanation of the report about CHT contracting to construct the fiber network in the Farglory-Taipei Egg

Date of events: 2007/12/14

Contents:

1.Name of the reporting media: Commercial Times

2.Date of the report: 2007/12/14

3.Content of the report: Chunghwa Telecom contracted to construct the fiber network in the Farglory-Taipei Egg.

4.Summary of the information provided by investors: None

5.Company's explanation of the reportage or provided information: The company will cooperate with Farglory Egg Company to build the fiber network in the Farglory Taipei Egg. The detailed constructing plan and the amount of which are still in discussion.

6.Countermeasures: None

7.Any other matters that need to be specified: None

EXHIBIT 4

The business spokesperson of the Company retired

Date of events: 2007/12/19

Contents:

1.Type of personnel changed (please enter: spokesperson, acting spokesperson, financial officer, accounting officer, research and development officer, or internal audit officer): Business Spokesperson

2.Date of occurrence of the change: 2007/12/19

3.Name, title, and resume of the replaced person: Feng-Hsiung Chang Senior Executive Vice President

4.Name, title, and resume of the replacement: None

5.Reason for the change: Retirement

6.Effective date: 2007/12/20

7.Contact telephone number of the replacement: None

8.Any other matters that need to be specified: None

EXHIBIT 5

Major resolutions approved by the 7th Meeting of the 5th Term Board of Directors

Date of events: 2007/12/25

Contents:

1.Date of occurrence of the event: 2007/12/25

2.Company name: Chunghwa Telecom Co., Ltd.

3.Relationship to the Company (please enter ”head office” or ”affiliate company”): Head office

4.Reciprocal shareholding ratios: None

5.Cause of occurrence: The 7th Meeting of the 5th Term Board of Directors approved resolutions as follows:

(1)Disposal of 7 pieces of lands, located at No. 211, Sublot 4, Lot Jinhua, Daan District, Taipei City”, to Light Era Construction & Development Co., Ltd.

(2)Position change of the subsidiaries: Tien-Ying Lin as the Chairman of Chunghwa System Integration Ching-Hsiung Tung as the President of Chunghwa System Integration Hui-Yen Chen as the VP of the Company, the Deputy Manager of the International Business Group & the Chairman of Chunghwa Telecom Global, Inc. @Ching-Tu Yang as the President of Chunghwa Global, Inc. Tai-fen Leng as the Executive VP of the Company, the Manager of International Business Group the Chairman of Donghwa Telecom Co. Ltd. Ying-Ming Wu as the President of Donghwa Telecom Co. Ltd.

6.Countermeasures: Under the major resolution No.1, the company will proceed to sign contract and transfer lands upon the establishment of Light Era Construction & Development Co.

7.Any other matters that need to be specified: None

EXHIBIT 6

Chunghwa Telecom

January 10, 2008

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Dec 2007

1) Sales volume (NT$ Thousand)

Period	Items	2007	2006	Changes	%
Dec	Invoice amount	17,286,020	17,898,725	-612,705	-3.42%

Jan - Dec	Invoice amount	212,058,071	211,115,361	942,710	0.45%

Dec	Net sales	15,566,516	16,450,026	-883,510	-5.37%

Jan - Dec	Net sales	186,323,340	184,386,978	1,936,362	1.05%

b Trading purpose : None